===============================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                       SMURFIT-STONE CONTAINER CORPORATION
                       -----------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    475086104
                       -----------------------------------
                                 (CUSIP Number)
          -------------------------------------------------------------

                       MICHAEL O'RIORDAN, GROUP SECRETARY
             JEFFERSON SMURFIT GROUP PLC, BEECH HILL, CLONSKEAGH,
                                DUBLIN 4, IRELAND
                               011-353-1-202-7000
          -------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MARCH 21, 2002
     ---------------------------------------------------------------------
     (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

           NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                               (Page 1 of 8 Pages)

------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D
-------------------------                            ---------------------
  CUSIP NO. 475086104                                 PAGE 2 OF 8 PAGES
-------------------------                            ---------------------

--------------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  SMURFIT PACKAGING, LLC

--------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                 (b)  [X]
--------------------------------------------------------------------------
   3        SEC USE ONLY                                              [ ]

--------------------------------------------------------------------------
   4        SOURCE OF FUNDS*
                  N/A
--------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE ORGANIZATION
                  DELAWARE
--------------------------------------------------------------------------
             7
 NUMBER OF       SOLE VOTING POWER
                       0

            --------------------------------------------------------------
  SHARES     8
                 SHARED VOTING POWER
                         0
BENEFICIALLY
            --------------------------------------------------------------
 OWNED BY    9
                 SOLE DISPOSITIVE POWER
   EACH                  0

            --------------------------------------------------------------
REPORTING   10
                 SHARED DISPOSITIVE POWER
PERSON WITH               0
--------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                  71,638,462
--------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                      [ ]
--------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  29.4%
--------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                  OO
--------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    SCHEDULE 13D
-------------------------                            ---------------------
  CUSIP NO. 475086104                                 PAGE 3 OF 8 PAGES
-------------------------                            ---------------------

--------------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  SMURFIT INTERNATIONAL B.V.
--------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                 (b)  [X]
--------------------------------------------------------------------------
   3        SEC USE ONLY                                              [ ]

--------------------------------------------------------------------------
   4        SOURCE OF FUNDS*
                  BK; OO
--------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE ORGANIZATION
                  THE NETHERLANDS
--------------------------------------------------------------------------
             7
 NUMBER OF       SOLE VOTING POWER
                       0

            --------------------------------------------------------------
  SHARES     8
                 SHARED VOTING POWER
                  71,638,462 SHARES
BENEFICIALLY
            --------------------------------------------------------------
 OWNED BY    9
                 SOLE DISPOSITIVE POWER
   EACH                  0

            --------------------------------------------------------------
REPORTING   10
                 SHARED DISPOSITIVE POWER
PERSON WITH       71,638,462 SHARES
--------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                  71,638,462
--------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                           [ ]

--------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  29.4%
--------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                  CO
--------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    SCHEDULE 13D
-------------------------                            ---------------------
  CUSIP NO. 475086104                                 PAGE 4 OF 8 PAGES
-------------------------                            ---------------------

--------------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  JEFFERSON SMURFIT GROUP PLC
--------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                 (b)  [X]
--------------------------------------------------------------------------
   3        SEC USE ONLY                                              [ ]

--------------------------------------------------------------------------
   4        SOURCE OF FUNDS*
                  AF
--------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE ORGANIZATION
                  IRELAND
--------------------------------------------------------------------------
             7
 NUMBER OF       SOLE VOTING POWER
                       0

            --------------------------------------------------------------
  SHARES     8
                 SHARED VOTING POWER
                      71,638,462 SHARES (ALL HELD BY A SUBSIDIARY)
BENEFICIALLY
            --------------------------------------------------------------
 OWNED BY    9
                 SOLE DISPOSITIVE POWER
   EACH                  0

            --------------------------------------------------------------
REPORTING   10
                 SHARED DISPOSITIVE POWER
PERSON WITH            71,638,462 SHARES (ALL HELD BY A SUBSIDIARY)
--------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                  71,638,462
--------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                           [ ]
--------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  29.4%
--------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                  CO
--------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 1 (this "Amendment") is filed by Jefferson Smurfit Group plc, a corporation organized under the laws of Ireland ("JSG"), Smurfit International B.V., a corporation organized under the laws of the Netherlands ("SIBV") and Smurfit Packaging, LLC, a Delaware limited liability company resulting from the conversion of Smurfit Packaging Corporation, a Delaware corporation, into a limited liability company pursuant to Section 266 of the Delaware General Corporation Law and Section 18-214 of the Delaware Limited Liability Company Act ("SPC," and together with JSG and SIBV, the "Reporting Persons"). This Amendment amends the Schedule 13D originally filed by the Reporting Persons (the "Schedule 13D"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

      The information contained in Item 2 of the Schedule 13D is hereby amended with the following:

      On March 20, 2002, SPC became a Delaware limited liability company, as described in greater detail in Item 4.

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

      The information contained in Item 4 of the Schedule 13D is hereby amended with the following:

      On January 18, 2002, SPC and Smurfit-Stone Container Corporation ("SSCC") entered into an Asset Acquisition and Plan of Reorganization Agreement (the "Asset Acquisition Agreement") pursuant to which SPC paid to SSCC $700,000 and delivered to SSCC 36,800,000 shares of SSCC Common Stock and received in exchange 36,800,000 newly issued shares of SSCC Common Stock (the "New SSCC Common Stock"). The transaction had no effect on any of the Reporting Persons' beneficial ownership of SSCC Common Stock, and was part of a restructuring by JSG of its businesses and assets located in the United States. The transaction was reviewed by an independent committee of the board of directors of SSCC and was unanimously recommended to and approved by the board of directors of SSCC. The transaction was also unanimously approved by the board of directors of SPC. A copy of the Asset Acquisition Agreement is attached hereto as Exhibit 10.5 and is incorporated herein by reference, and the foregoing description of the agreement qualified in its entirety by reference thereto.

      On March 20, 2002, following the consummation of the Asset Acquisition Agreement, SPC converted into Smurfit Packaging, LLC, a Delaware limited liability company, pursuant to Section 266 of the Delaware General Corporation Law and Section 18-214 of the Delaware Limited Liability Company Act. Pursuant to Section 18-214(g) of the Delaware Limited Liability Company Act, SPC remained the same entity following the conversion for all purposes under Delaware law. Upon the effectiveness of the conversion, the sole stockholder of SPC, Smurfit Holdings B.V., a corporation organized under the laws of the Netherlands ("SHBV"), became the sole member of SPC.


                                Page 5 of 8 Pages

      On March 21, 2002, SPC distributed the New SSCC Common Stock and certain other assets (collectively, the "Assets") to SHBV. On the same date, SHBV declared and paid a dividend, consisting of the Assets, to SIBV, its sole stockholder. Accordingly, SPC ceased to be the beneficial owner of any shares of SSCC Common Stock as of March 21, 2002.

      None of the transactions described above had any effect on SIBV's or JSG's beneficial ownership of shares of SSCC Common Stock.



                                Page 6 of 8 Pages

                                    SIGNATURE
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                               SMURFIT PACKAGING, LLC


                               By:/s/ Peter Cosgrove
                                  ----------------------------
                               Name:  Peter Cosgrove
                               Title: Manager



                               SMURFIT INTERNATIONAL B.V.


                               By:/s/ Nicholas R. Foley
                                  ----------------------------
                               Name:  Nicholas R. Foley
                               Title:  Managing Director



                               JEFFERSON SMURFIT GROUP PLC


                               By:/s/ Michael O'Riordan
                                  ----------------------------
                               Name:  Michael O'Riordan
                               Title:  Group Secretary


Date:  March 22, 2002

                                Page 7 of 8 Pages

                                  EXHIBIT INDEX


EXHIBIT                               DESCRIPTION
-------                               -----------

10.5 Asset Acquisition and Plan of Reorganization Agreement, dated as of January 18, 2002, by and between Smurfit Packaging Corporation and Smurfit-Stone Container Corporation.


                                   Page 8 of 8 Pages